April 24, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Elena S. Stojic, Esq.

VIA EDGAR
Re: Registrant:	Natixis ETF Trust II
File No.:	811-23500
Filing Type:	Form N-1A
Dear Ms. Stojic:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter on January 10, 2020, regarding the initial registration statement to Natixis ETF Trust II (the "Registrant") on Form N-1A for the Natixis [ ] ETF (the "Fund"), which was filed with the Commission on December 12, 2019 (the "Registration Statement"). For your convenience, we have summarized each comment below, followed by the Registrant's response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

General

1.Comment. We note that portions of the filing, including the Fund's financial statements and Subadviser information, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response. The Registrant appreciates the Staff's comments on the Registration Statement, including the Staff's comments on the principal investment strategies of the Fund. Please note that the Registrant has revised the disclosure in the Registration Statement regarding the Fund, including the Fund's name (which is now the Natixis U.S. Equity Opportunities ETF), principal investment strategies and subadvisers. The Registrant has also revised the Registration Statement to include two additional series of the Registrant: the Natixis Vaughan Nelson Select ETF and the Natixis Vaughan Nelson Mid Cap ETF (each an "Initial Fund" and together with the Fund, the "Initial Funds"). The Registrant appreciates that certain comments of the Staff regarding the Fund may apply to the disclosure regarding each of the Initial Funds. The Registrant believes that the revised disclosure, including the disclosure regarding the principal investment strategies of each of the Initial Funds, is responsive to the Staff's comments on the Registration Statement.

2.Comment. The Staff is aware that Natixis Advisors, L.P., et al., filed an application and subsequent amendments seeking exemptive relief from certain provisions of the 1940 Act (the "Application"). The Commission issued an order granting certain exemptive relief on December 10, 2019 (the "Order"). Please tailor the disclosure throughout the registration statement to conform to the specific exemptive relief granted by the Order, including the relevant representations and conditions contained in the Application.

Response. In response to this comment, the Registrant has tailored the disclosure throughout the registration statement to conform to the specific exemptive relief granted by the Order, including the relevant representations and conditions contained in the Application.

Cover Page

3.Comment. The Application states the Fund will include a Legend describing how the Fund will operate differently from a traditional ETF. Revise the cover page to make the Legend more prominent. For example, consider indenting the Legend in a manner that offsets it from the rest of the text and using a larger font size. Consider other methods to better highlight the Legend.

Response. In response to this comment, the Registrant has revised the cover page to make the Legend more prominent.

4.Comment. Revise the Legend to include specific cross-references to related principal risks of the Fund by name, such as "Proxy Portfolio Structure Risk," "Predatory Trading Practices Risk," "Premium/Discount Risk," and "Trading Issues Risk."

Response. In response to this comment, the Registrant has revised the Legend to include specific cross-references to related principal risks of the Funds by name.

Prospectus

Fee Table

5.Comment. In Footnote 1 to the Fee Table, please provide more specific terms of recoupment. Specifically, please revise the recoupment language to reflect that the Adviser may be able to recover the waived fees and/or expenses if repayment does not exceed both (1) the expense ratio in place at the time such amounts were waived and (2) its current net expense ratio. Moreover, revise to clearly state that the recoupment period must be limited to one year from the time expenses were waived or incurred.

Response. The Registrant notes that the last sentence of Footnote 1 to the "Annual Fund Operating Expenses" table states that the Fund will not be obligated to repay any waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed. The Registrant respectfully submits that the above-referenced disclosure adequately states that the recoupment period is limited to one year from the time expenses were waived or reimbursed. In response to this comment, the Registrant has revised the third sentence of Footnote 1 to the Fee Table as follows:

"The Adviser will be permitted to recover management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below ~~the applicable expense limitations~~ both (1) the expense ratio in place at the time such amounts were waived and

(2) the Fund's current net expense ratio."

Prospectus Summary – Principal Investment Strategies (pages 1-2)

6.Comment. In the first sentence, please clarify that the Fund will primarily invest in common stocks of "exchange-traded" U.S. companies.

Response. In response to this comment, the Registrant has revised the disclosure to refer to "exchange-traded" common stocks and "exchange-traded" preferred stocks of U.S. companies.

7.Comment. In the second sentence, please define "larger capitalization companies" with greater specificity. Please provide a capitalization range or reference point, such as an index, for what the Fund considers "larger capitalization" in the Item 9 strategy.

Response. The Registrant is not aware of any requirement to include a capitalization range in the principal investment strategies where a fund's name does not suggest a focus on investments in a certain capitalization range. The Registrant does not believe the inclusion of a capitalization range or an index defining the term "large capitalization" in this context would enhance an investor's understanding of the Fund's principal investment strategies. Accordingly, no changes to the disclosure have been made.

8.Comment. The Order is conditioned on the Fund's investments being limited to securities listed or traded on a national securities exchange registered with the Commission or common stock listed on a foreign exchange that trade contemporaneously with the Fund's shares. If the Fund will invest principally in common stocks that trade on a foreign exchange contemporaneously with Fund shares, revise the principal investment strategies to discuss this condition.

Response. In response to this comment, the Registrant has revised the disclosure to state, in the principal investment strategies of each Initial Fund, that each Initial Fund may:

" • invest in common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the shares."

9.Comment. In the last paragraph, please state that the Fund is actively-managed and does not intend to track an index.

Response. The requested change has been made.

10.Comment. In the last paragraph, please specifically state that the Fund will not disclose the daily holdings of the Actual Portfolio.

Response. The requested change has been made.

11.Comment. Consider revising the language of the last paragraph to more closely align with the plain English description of the difference between this Fund and a traditional ETF found in the "Proxy Portfolio Methodology" section on page 8.

Response. The Registrant respectfully submits that the language of the last paragraph reflects in plain English a summary of the Proxy Portfolio methodology that is appropriate for the "Principal Investment Strategies" section of the prospectus. Nevertheless, in response to the Staff's Comments 9 through 13, the Registrant has revised the last paragraph of the "Principal Investment Strategies" as follows:

"Non-Transparent ETF with Proxy Portfolio Structure. The Fund is a type of exchange traded fund ("ETF"). Unlike traditional ETFs, however, which generally publish their portfolio holdings on a daily basis, the Fund discloses a portfolio transparency substitute—the "Proxy Portfolio"—and certain related information about the relative performance of the Proxy Portfolio and the Fund's ~~actual portfolio~~ Actual Portfolio holdings (the "Proxy Portfolio Disclosures"), which are intended to help keep the market price of the Fund's shares trading at or close to the underlying net asset value ("NAV") per share of the Fund. While the Proxy Portfolio includes some of the Fund's holdings, it is not the Fund's ~~actual portfolio~~ Actual Portfolio and the Fund will not disclose the daily holdings of the Actual Portfolio. The purpose of disclosing the Proxy Portfolio rather than the Fund's full portfolio holdings is to protect the Fund and its shareholders against the risk that market participants could use the daily disclosure of the Fund's portfolio holdings to identify the Fund's trading strategy and engage in certain predatory trading practices (such as "front-running" or "free riding"). The Fund's exemptive relief limits the types of securities in which the Fund can invest, which may constrain the Fund's ability to implement its investment strategies ~~and may disadvantage the Fund~~. The Fund is actively-managed and does not intend to track an index."

12.Comment. Consider revising the "ETF Structure" title of the last paragraph to "Non- Transparent ETF with Proxy Portfolio Structure" to specifically reference what is unique about this Fund's structure.

Response. The requested change has been made.

13.Comment. In the last sentence of the last paragraph, please delete the language "["]

and may disadvantage the Fund."

Response. The requested change has been made.

Prospectus Summary – Principal Investment Risks (pages 2-3)

14.Comment. Please consider whether a Large Capitalization Company Risk is appropriate for this Fund.

Response. The Registrant has carefully considered the Staff's comment and believes that the risks of investing in large capitalization companies are adequately disclosed in "Equity Securities Risk." Accordingly, no changes to the disclosure have been made.

15.Comment. Please consider reorganizing the principal risks related to the Fund's Proxy Portfolio structure so that these risks appear together under one main risk grouped together with related sub-risks. For example, please consider including "Proxy Portfolio Structure Risk" as a main risk with the following risks as related sub-risks: "Premium/Discount Risk"; "Trading Issues Risk"; "Authorized Participant Concentration Risk"; and "Predatory Trading Practices Risk."

Response. The requested changes have been made.

16.Comment. Consider reorganizing the Fund's principal risks so that the Fund's "Proxy Portfolio Structure Risk" appears first.

Response. The requested changes have been made.

17.Comment. Please revise the "Proxy Portfolio Structure Risk" to address the following issues, as well as any other discrepancies:

a.Please more specifically state that the Fund will not disclose the daily holdings of the Actual Portfolio.

b.Please consider including risk disclosure explaining that the Proxy Portfolio methodology is novel and not yet proven as an effective arbitrage mechanism.

c.Please note where appropriate that the Fund will incur expenses to operate the Proxy Portfolio.

d.Please explain that the effectiveness of the Proxy Portfolio as an arbitrage mechanism is contingent upon, among other things, the Fund's Factor Model analysis creating a Proxy Portfolio that "performs in a manner substantially identical to the performance of [the Fund's] Actual Portfolio."

e.Revise the last sentence of this risk to note that if the Proxy Portfolio methodology does not result in effective arbitrage, the Fund may exhibit wider premiums/discounts, bid/ask spreads and tracking error, per the Application on page 17. Additionally, please discuss here, or where appropriate, that at certain thresholds for such premiums/discounts, spreads and tracking error, the Fund's board will discuss and determine what, if anything, should be done to address such issues.

f.Please add a "Tracking Error" sub-risk that discusses the Fund's Proxy Overlap and the Fund's potential for Tracking Error, as described on page 11 of the Application. Please also disclose that the Fund does not require a minimum Proxy Overlap with its Actual Portfolio.

Response. In response to subparts (a) through (e) of this comment, the Registrant has revised the "Proxy Portfolio Structure Risk" as follows:

"Proxy Portfolio Structure Risk: Unlike traditional ETFs that provide daily disclosure of their portfolio holdings, the Fund does not disclose the daily holdings of the Actual Portfolio. Instead, the Fund discloses a Proxy Portfolio that is designed to reflect the economic exposure and risk characteristics of the Fund's ~~actual portfolio~~ Actual Portfolio on any given trading day. Although the Proxy Portfolio and Proxy Portfolio Disclosures are intended to provide Authorized Participants and other market participants with enough information to allow them to engage in effective arbitrage transactions that will keep the market price of the Fund's shares trading at or close to the underlying NAV per share of the Fund, while at the same time enabling them to establish cost-effective hedging strategies to reduce risk, there is a risk that market prices will vary significantly from the underlying NAV of the Fund. See "Premium/Discount Risk." Similarly, shares of the Fund may trade at a wider bid/ask spread than shares of traditional ETFs, and may therefore be more costly for investors to trade. See "Trading Issues Risk." Also, the Fund will incur expenses to license the Proxy Portfolio mechanism, which may impact shareholder returns. Additionally, the proxy mechanism itself may result in additional trading costs and/or higher bid/ask spreads, which could also may negatively impact shareholder returns to shareholders. In addition, although the Proxy Portfolio is designed to protect the Fund from predatory practices such as front-running and free-riding, market participants may nonetheless be able to use the Proxy Portfolio and Proxy Portfolio Disclosures to engage in trading practices that disadvantage the Fund. See "Predatory Trading Practices Risk." The Fund will monitor on an ongoing basis the premium/discount between the market price and the NAV of the Fund's shares, but there can be no assurance that the Proxy Portfolio methodology will operate as intended. The Proxy Portfolio methodology is novel and not yet proven as an effective arbitrage mechanism. The effectiveness of the Proxy Portfolio methodology as an arbitrage mechanism is contingent upon, among other things, the effectiveness of the Fund's Factor Model analysis in creating a Proxy Portfolio that performs in a manner substantially identical to the performance of the Fund's Actual Portfolio and the willingness of Authorized Participants and other market participants to trade based on the Proxy Portfolio.

In the event that the Proxy Portfolio methodology does not result in effective arbitrage opportunities in the Fund shares, the Fund may exhibit wider premiums/discounts, bid/ask spreads and tracking error. At certain thresholds for such premiums/discounts, bid/ask spreads and tracking error, the Fund's Board of Trustees ~~take appropriate~~ will consider possible remedial measures, which may include liquidation or conversion to a fully-transparent, active ETF or a mutual fund."

In response to subpart (f) of this comment, the Registrant has added the following "sub-risk" to the prospectus for each Initial Fund:

"Tracking Error Risk: Although the Proxy Portfolio is designed to reflect the economic exposure and risk characteristics of the Fund's Actual Portfolio on any given trading day, there is a risk that the performance of the Proxy Portfolio will diverge from the performance of the Actual Portfolio, potentially materially.

18.Comment. With regard to the "Focused Investment Risk," please supplementally clarify whether the Fund intends to focus in any particular industries at launch. If the Fund can identify any such industries, please disclose those industries and include related principal risks, as appropriate. Please also consider moving this risk to a later location in the principal risks section.

Response. The Registrant has deleted "Focused Investment Risk," as it is not a principal investment risk of any of the Initial Funds.

19.Comment. The "Premium/Discount Risk" should be revised to more closely track the language of the Application on page 12. Specifically, revise the fourth sentence to state that "["] publication of the Proxy Portfolio is not the same level of transparency as the publication of the full portfolio by a fully transparent active ETF, and could cause the Fund's shares to have wider spreads and larger premiums/discounts than fully transparent active ETFs using the same investment strategies."

Response. In response to this comment, the Registrant has revised the fourth sentence of "Premium/Discount Risk" as follows:

"This risk may be greater for the Fund than for traditional ETFs that disclose their full portfolio holdings on a daily basis because the publication of the Proxy Portfolio does not provide the same level of transparency as the publication of the full portfolio by a fully transparent active ETF. This could cause the Fund's shares to have wider bid/ask spreads and larger premiums/discounts than fully transparent ETFs using the same investment strategies."

20.Comment. In the third sentence of the "Premium/Discount Risk," please replace "Authorized Participants and other market participants" with "investors" consistent with page 16 of the Application.

Response. The requested change has been made.

21.Comment. In the "Authorized Participant Concentration Risk," or in a separate risk factor, disclose that the Fund is offering a novel and unique structure, which may affect the number of entities willing to act as Authorized Participants, and that this risk may be exacerbated during times of market stress. Please also discuss the potential consequences to the Fund and its investors if this risk is realized.

Response. In response to this comment, the Registrant has added the following sentence in the "Authorized Participant Concentration Risk" of each Fund:

"The Fund's novel structure may affect the number of entities willing to act as Authorized Participants. As with any ETF, this risk may be exacerbated during times of market stress"

22.Comment. In the "Predatory Trading Practices Risk," please revise the first sentence to more closely track the language of the Application on page 17. Specifically, please revise the phrase "the Fund seeks to protect its portfolio holdings information" to language more aligned with the Application which states "the Fund seeks to benefit from keeping its portfolio information secret ["]."

Response. In response to this comment, the Registrant has revised the first sentence of "Predatory Trading Practices Risk" as follows:

"Predatory Trading Practices Risk: Although the Fund seeks to ~~protect~~ benefit from keeping its portfolio holdings information secret, market participants may attempt to use the Proxy Portfolio and related Proxy Portfolio Disclosures to identify the Fund's holdings and trading strategy."

23.Comment. In the "Trading Issues Risk," revise and expand the risk factor in the following ways to discuss specifically how trading halts affect the Fund given its non- transparent structure:

a.Add disclosure to state that if 10% or more of the Fund's Actual Portfolio does not have readily available market quotations, the Fund will promptly request the exchange halt trading in the Fund's shares, as discussed in footnote 36 of the Application. Also state that trading halts may have a greater impact on this Fund compared to other ETFs due to its lack of transparency.

b.As stated on page 18 of the Application, please disclose that "[i]f the trading of a security held in a Fund's Actual Portfolio is halted or otherwise does not have readily available market quotations and the Adviser believes that the lack of any such readily available market quotations may affect the reliability of the Proxy Portfolio as an arbitrage vehicle or otherwise determines it is in the best interest of the Fund, the Adviser promptly will disclose on the Fund's website the identity and weighting of such security for so long as such security's trading is halted or otherwise does not have readily available market quotations and remains in the Actual Portfolio."

c.In the last sentence, please add the phrase "especially during periods of market disruption or volatility" consistent with the language of the Application on pages 16 to 17.

Response. In response to these comments, the Registrant has revised "Trading Issues Risk" as follows:

"Trading Issues Risk: Trading in Fund shares on the NYSE Arca may be halted in certain circumstances. If 10% or more of the Fund's Actual Portfolio does not have readily available market quotations, the Fund will promptly request that the NYSE Arca halt trading in the Fund's shares. If the trading of a security held in the Fund's Actual Portfolio is halted or otherwise does not have readily available market quotations and the Adviser believes that the lack of any such readily available market quotations may affect the reliability of the Proxy Portfolio as an arbitrage vehicle or otherwise determines it is in the best interest of the Fund, the Adviser promptly will disclose on the Fund's website the identity and weightings of such security for so long as such security's trading is halted or otherwise does not have readily available market quotations and remains in the Actual Portfolio. There can be no assurance that the requirements of the NYSE Arca necessary to maintain the listing of the Fund will continue to be met. Because the Fund trades on the basis of a published Proxy Portfolio, it may trade at a wider bid/ask spread and may experience a wider premium/discount than traditional ETFs that publish their portfolios on a daily basis, and therefore, may cost investors more to trade, especially during periods of market disruption or volatility."

Prospectus – More About Goals and Strategies (page 5)

24.Comment. The Fund's Item 9 disclosure of its principal strategies is identical to the disclosure included in response to Item 4. However, the disclosure in response to Item 4 is intended to be a summary of the more fulsome disclosure required by Item 9. See Form N-1A Item 4 and Item 9; see also IM Guidance Update 2014-08. Please revise to more fully disclose the Fund's principal investment strategies in response to Item 9(b), including how the investment adviser chooses which securities to buy and sell.

Response. The Registrant respectfully submits that the current principal investment strategies disclosure for each Initial Fund is consistent with the requirements of Form N-1A and describes in full how the Initial Fund's securities are chosen. Therefore, the Registrant respectfully declines to revise the principal investment strategies disclosures.

25.Comment. In this section's Principal Investment Strategies, include a brief discussion of the Fund's Proxy Portfolio methodology. Moreover, when describing the Fund's Proxy

Portfolio methodology, please disclose that the Fund does not require a minimum Proxy Overlap with its Actual Portfolio.

Response. The Registrant respectfully submits that the disclosure under the heading "Non-Transparent ETF with Proxy Portfolio Structure" within the "Principal Investment Strategies" section adequately describes the Proxy Portfolio methodology. Accordingly, no additional changes to the disclosure have been made.

Prospectus – Differences Between Investing in an ETF and a Mutual Fund (page 8)

26.Comment. Please revise the language regarding the Fund's "Exchange Listings" to more closely track the language of the Application on page 13. Specifically, please revise the language to state that "[s]hares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities and ETFs."

Response. In response to this comment, the Registrant has revised the first sentence of the above-referenced disclosure as follows:

"Unlike mutual funds, the Fund's shares ~~are~~ will be listed ~~for trading on U.S. and non- U.S. stock~~ on an exchange~~s, which may include exchanges other than the NYSE Arca~~ and traded in the secondary market in the same manner as other equity securities and ETFs.

27.Comment. In the third sentence of the paragraph captioned "Exchange Listings," please revise to state "[c]ertain information, including an updated Proxy Portfolio["]."

Response. In response to this comment, the Registrant has revised third sentence of the above-referenced disclosure as follows:

"Certain information (including an updated Proxy Portfolio) available to investors who trade fund shares on a U.S. stock exchange during regular U.S. market hours may not be available to investors who trade in other markets, which may result in secondary market prices in such markets being less efficient."

28.Comment. In the last sentence of the paragraph captioned "In-Kind Redemptions - Potential Benefits and Limitations," please address the result of differences between the Proxy Portfolio and the Actual Portfolio on potential gains realized by the Fund.

Response. In response to this comment, the Registrant has added the following sentence to the paragraph captioned "In-Kind Redemptions – Potential Benefits and Limitations":

"A Fund may nevertheless be required to sell certain securities from its Actual Portfolio, including to the extent the composition of the Actual Portfolio differs from that of the Proxy Portfolio, prior to effecting an in-kind redemption to ensure it distributes the proper securities to Authorized Participants. Any such sales may generate taxable gain or loss."

Prospectus – Differences Between a Traditional ETF and a Non-Transparent ETF (pages 8-9)

29.Comment. Please consider moving this section so that it is located above the "Differences Between Investing in an ETF and a Mutual Fund" section. A discussion of the methodology is more essential to understand the unique and novel structure of this product.

Response. The requested change has been made.

30.Comment. The "Proxy Portfolio" section should be revised to more closely track the language of the Application on page 10. Please address the following issues, as well as any other discrepancies:

a.Please include a full description of the "Model Universe."

b.Please disclose that the Proxy Portfolio will be rebalanced daily.

c.The last sentence of the section states that "the Proxy Portfolio and the Fund's Actual Portfolio may not include identical securities." Please revise this sentence to clarify that, while the Proxy Portfolio and the Actual Portfolio will likely hold some or many of the same securities, their overall holdings will not be identical.

Response. In response to these comments, the Registrant has made the following revisions within the "Proxy Portfolio" section:

"Construction of a Proxy Portfolio that seeks to replicates the daily performance of the Actual Portfolio is achieved by performing a factor model analysis of the Fund's Actual Portfolio. The factor model is comprised of three sets of factors or analytical metrics: market-based factors, fundamental factors, and industry/sector factors. Each Fund will have a universe of securities (the "Model Universe") that will be used to generate the Fund's Proxy Portfolio. The Model Universe will be comprised of securities that the Fund can purchase and will be a financial index or stated portfolio of securities from which Fund investments will be selected. The results of the factor model analysis of ~~the~~ a Fund's Actual Portfolio are then applied to ~~the~~ a Fund's ~~mM~~odel ~~uU~~niverse, resulting in the generation of a ~~of securities, which comprises the securities that the Fund can purchase. Application of the results of this factor model analysis to the Fund's model universe results in a~~ Proxy Portfolio, which consists of a ~~small~~ subset of the securities in the ~~mM~~odel ~~u~~Universe. The ~~factor model analysis is applied to both the Actual Portfolio and the model universe to construct a~~ Proxy Portfolio ~~that~~ is designed to perform in a manner substantially identical to the performance of the Actual Portfolio. The Proxy Portfolio will only include securities and investments in which ~~the~~ a Fund may invest. However, while the Proxy Portfolio and the Actual Portfolio will likely hold some or many of the same securities, the Proxy Portfolio and a Fund's Actual Portfolio may not include identical securities. The Proxy Portfolio will be reconstituted daily."

31.Comment. In the section captioned "Proxy Portfolio Disclosures," please make the following revisions:

a.In the first paragraph, please revise the third sentence to more closely track the definition of Proxy Overlap from footnote 8 of the Application or remove this reference since the definition is also included in the bulleted definitions that follow.

b.In the last sentence of the first paragraph, please revise to track the language of new Rule 6c-11(c)(v) (i.e., the median bid/ask spread over the most recent thirty calendar days). Additionally, please note in this paragraph the other premium/discount information the Fund is required to disclose on its website per Rule 6c-11 and Condition A(2) of the Application (e.g., table and line graph).

Response. In response to these comments, the Registrant has revised the first paragraph of the "Proxy Portfolio Disclosures" section as follows:

"The ~~Fund's~~ Funds' website will publish on a daily basis, per share for ~~the~~ each Fund, the prior Business Day's NAV and the Closing Price or Bid/Ask Price (each as defined below), and a calculation of the premium/discount of the Closing Price or Bid/Ask Price against such NAV. The ~~Fund's~~ Funds' website will also publish a variety of other information metrics regarding the relative behavior of the Proxy Portfolio and the Actual Portfolio, including the Proxy Overlap (defined below)~~, which is calculated based on the percentage weight overlap between the portfolio holdings of the Proxy Portfolio and the Actual Portfolio as of the prior Business Day~~. Additional information about how the Proxy Portfolio and the Proxy Overlap are calculated can be found in the SAI and on the ~~Fund's~~ Funds' website at im.natixis.com. The website will also include Tracking Error for ~~the~~ each Fund and, once a Fund has completed a fiscal year, the median bid/ask spread (expressed as a percentage rounded to the nearest hundredth), will be computed by identifying the Fund's ~~for a share for a Fund's most recent fiscal year based on the~~ National Best Bid and Offer as of the end of each ten second interval during each trading day of the last thirty calendar days, dividing the difference between each such bid and offer by the midpoint of the National Best Bid and Offer and identifying the median of these values. ~~at the time of calculation of NAV (or such other measurement as may be required for other ETFs registered under the Investment Company Act of 1940, as amended ("Investment Company Act"))~~. Additionally, the Funds will disclose on their website a table showing the number of days the Funds' shares traded at a premium/discount and a line graph showing the Funds' share premiums or discounts during the most recently completed calendar year and the most recently completed calendar quarters since that year (or the life of the Funds)."

Prospectus – More Information About the Fund's Strategies (page 9)

32.Comment. In the paragraph titled "Temporary Defensive Measures," please revise to more closely track the definition of cash equivalents included at footnote 17 of the Application.

Response. In response to this comment, the Registrant has revised the second sentence of the above-reference paragraph as follows:

"In this event, the Fund may hold any portion of its assets in cash (U.S. dollars, foreign currencies or multinational currency units) and/or invest in cash equivalents such as short-term U.S. Treasury securities, government money market funds, and repurchase agreements ~~instruments or high-quality debt securities~~ as it deems appropriate."

Prospectus – Shareholder Information (page 12)

33.Comment. In the second paragraph of the section captioned "Buying and Selling Shares," please revise the second to last sentence to note the potential for wider spreads given the non-transparent structure of the Fund, especially during periods of market stress or volatility.

Response. In response to this comment, the Registrant has made the following revision in the second paragraph of the section:

"" The spread varies over time for shares of the Fund based on its trading volume and market liquidity, and is generally narrower if the Fund has more trading volume and market liquidity and wider if the Fund has less trading volume and market liquidity. The Funds have the potential for wider spreads given their non-transparent structure, especially during periods of market stress or volatility. Shares of the Fund trade on an exchange at prices that may differ to varying degrees from the daily NAV of the shares."

Prospectus – Share Prices (page 13)

34.Comment. In the section titled "Share Prices," discuss the possibility that the Fund will trade with a larger premium/discount because of its non-transparent structure, and that this risk may increase during times of market stress or volatility.

Response. In response to this comment, the Registrant has made the following revisions:

"The trading prices of ~~the~~ a Fund's shares in the secondary market generally differ from ~~the~~ a Fund's daily NAV and are affected by market forces such as the supply of and demand for shares of ~~the~~ a Fund and shares of underlying securities held by ~~the~~ a Fund, economic conditions and other factors. It is possible that Fund shares will trade with a larger premium/discount because of its non-transparent structure, and this risk may increase during times of market stress or volatility."

Prospectus – Net Asset Value (page 14)

35. Comment. Please remove the last paragraph of this section as is it not relevant to this

Fund given its Permissible Investments with respect to foreign securities.

Response. The requested change has been made.

Prospectus – Creations and Redemptions (pages 14-15)

36.Comment. Discuss in this section the Proxy Portfolio methodology and how it will impact the Fund's creation and redemptions process. In particular, please include the following language from page 13 of the Application, which states, "[t]he names and quantities of the instruments that will constitute the Deposit Instruments and the Redemption Instruments for a Fund (collectively, the "Creation Basket") will be the same as the Fund's Proxy Portfolio, except to the extent purchases and redemptions are made entirely or in part on a cash basis ["]."

Response. In response to this comment, the Registrant has revised the "Creations and Redemptions" section as follows:

"A creation transaction order, which is subject to acceptance by the Distributor, generally takes place when an Authorized Participant deposits into the Fund a designated portfolio of securities (including any portion of such securities for which cash may be substituted) and a specified amount of cash ~~approximating the holdings of the Fund~~ in exchange for a specified number of Creation Units. The names and quantities of the instruments that constitute the basket of securities in exchange for which the Fund issue or redeem shares will be the same as the Fund's Proxy Portfolio, except to the extent purchases and redemptions are made entirely or in part on a cash basis."

Statement of Additional Information

37.Comment. Generally, revise the Statement of Additional Information to reflect that the Fund may only invest in Permissible Investments, and describe those instruments accordingly. Remove reference to any securities that are not Permissible Investments.

Response. The Registrant has removed references to types of securities that are not Permissible Investments. The Registrant notes that the list of Permissible Investments includes securities that are specific types of more general categories of investments, such as exchange-traded futures contracts, which are derivatives, and foreign securities that trade on an exchange contemporaneously with the Shares, which are subject to many of the same risks as foreign securities generally. Although the Registrant has removed references to types of securities that are not Permissible Investments, the Registrant respectfully submits that general disclosure about derivatives and foreign securities is appropriate for Permissible Investments.

Investment Restrictions (page 3)

38.Comment. Revise the Fund's fundamental and non-fundamental policies, as appropriate, to ensure the disclosure represents the Fund's specific investment limitations. For example, the Fund may not borrow for investment purposes or engage in short sales.

Response. The Registrant has carefully considered the Staff's comment. The Registrant confirms that the Initial Funds will operate within the specific investment limitations described in the Order, including the limitations on borrowing for investment purposes and engaging in short selling. The Registrant's approach to fundamental investment policies is to provide for maximum investment flexibility under the 1940 Act. Because fundamental investment policies can be changed only with shareholder approval, the Registrant does not believe that it is prudent to alter this approach, especially where the Application contains no conditions mandating that the investment limitations described in Order be embedded in fundamental investment policies. Instead, the Registrant will adopt investment limitations and registration statement disclosure necessary to limit the Initial Funds to the Permissible Investments described in the Application. In response to the Staff's comment, the Registrant has added the following paragraph to the "Investment Strategies" section:

"Each Fund operates in reliance on an exemptive order from the SEC (the "Order"), which restricts the types of investments a Fund may hold to those listed in the Funds' application for the Order. These restrictions are nonfundamental and may be changed without a shareholder vote to the extent permitted by the Order."

Exchange Listing and Trading (page 6)

39.Comment. Please ensure the language in the third paragraph of this section is consistent with the NYSE Arca's Form 19b-4 filing once finalized.

Response. In response to this comment, the Registrant has revised the above-referenced paragraph as follows:

"The NYSE Arca may~~, but is not required to,~~ consider the suspension of trading and will commence delisting proceedings under any of the following circumstances: ~~remove the shares of each Fund from listing if~~: (i) if any of the continued listing requirements are not continuously maintained, (ii) if following the initial twelve-month period ~~beginning upon the~~ after commencement of trading on the NYSE Arca ~~of each Fund~~, there are fewer than 50 beneficial holders of the shares, (iii) if the NYSE Arca is notified that the Funds are not in compliance with the conditions of any currently applicable exemptive order or no- action relief granted by the SEC, (iv) if any statements or representations regarding the description of the portfolio, limitations on portfolio holdings or the applicability of NYSE Arca listing rules is not continuously maintained, or (v) if ~~for 30 or more consecutive trading days or (ii)~~ such other event shall occur or condition exists that, in the opinion of the NYSE Arca, makes further dealings on the NYSE Arca inadvisable. In addition, the NYSE Arca will remove the shares of each Fund from listing and trading upon termination of each Fund."

Proxy Portfolio Methodology (page 7)

40.Comment. In the first sentence of the second paragraph, please add the term "Portfolio" following the terms "Fund's Actual."

Response. The requested change has been made.

Exchange-Traded Equity Securities (page 11)

41.Comment. Please reconcile the first sentence of the first paragraph with the Fund's Permissible Investments as described on page 8 of the Application. Specifically, remove the reference to investments in warrants and securities convertible into common or preferred stocks as they are not among the Fund's Permissible Investments. Similarly, reconcile the language included in the first sentence of the second paragraph with the Application's description of Permissible Investments. Specifically, remove the reference to "securities exercisable for, or convertible into, common or preferred stocks, such as warrants, convertible debt securities and convertible preferred stock" as these are not Permissible Investments.

Response. The requested changes have been made.

Exchange-Traded Corporate Reorganizations (page 12)

42.Comment. In the first sentence, please specify the types of securities in which the Fund intends to invest.

Response. The Registrant does not currently intend to invest in exchange-traded corporate reorganizations. Accordingly, the Registrant has removed this disclosure from the Statement of Additional Information.

Foreign Currency Transactions (page 16)

43.Comment. In the first sentence of the first paragraph, please specify the types of foreign currency transactions the Fund may engage in for hedging and investment purposes.

Response. The Registrant does not currently intend to invest in foreign currency transactions. Accordingly, the Registrant has removed this disclosure from the Statement of Additional Information.

Exchange-Traded Derivative Instruments (page 18)

44. Comment. In the first sentence of the first paragraph, please specify the derivative instruments the Fund plans to invest in other than futures. Please tailor this section to the Fund's Permissible Investments and ensure related disclosure is consistent throughout the Statement of Additional Information.

Response. The Registrant believes that exchange-traded futures are the only type of derivative instruments in which the Initial Funds are currently permitted to invest under the terms and conditions of the Order. The Registrant respectfully submits that the general disclosure relating to derivatives is appropriate for exchange-traded futures.

Asset-Segregation and Coverage (page 19)

45.Comment. Please confirm this is relevant to this Fund given its Permissible Investments or remove.

Response. The Registrant respectfully submits that under existing interpretive and no-action guidance from the Commission and the Staff, the asset segregation and coverage requirements for certain derivative instruments apply to a registered investment company's use of futures contracts, including exchange-traded futures contracts, which are Permissible Investments under the Order. Accordingly, the Registrant believes that the disclosure regarding asset segregation and coverage is relevant for the Initial Funds, given their ability to invest in exchange-traded futures contracts.

Certain Additional Risks of Derivative Instruments (page 22)

46.Comment. Please revise this section to conform with the Fund's Permissible Investments.

Response. The Registrant respectfully submits that Permissible Investments include exchange-traded futures contracts, a type of derivative instruments, and that an Initial Fund's use of such instruments would be subject to many of the same risks and considerations as other types of derivative instruments. Accordingly, the Registrant believes that the general derivatives disclosure included in the Statement of Additional Information is appropriate for the Initial funds. In response to this comment, the Registrant had revised the first sentence as follows:

"As described in the Prospectus, certain Funds intend to use derivative instruments, including exchange-traded futures, ~~several of the instruments described above~~, to seek to enhance investment returns as well as for risk management purposes to the extent permitted under the Order."

Additional Risk Factors In Cleared Derivatives Transactions (page 25)

47.Comment. Please remove references to swaps, which are not Permissible Investments for the Fund.

Response. The requested changes have been made.

Initial Public Offerings ("IPOs") (page 26)

48.Comment. Please remove this section. IPO securities are not Permissible Investments for the Fund.

Response. The Registrant respectfully submits that equity securities purchased in IPOs may constitute Permissible Investments under the Order if such securities are exchange-traded. For example, if a Fund purchases an equity security issued in an IPO that immediately begins trading on an exchange contemporaneously with the Fund's Shares, the security would qualify as an exchange-traded security (i.e., an exchange-traded common stock or an exchange-traded preferred stock), which is a Permissible Investment under the Order. Accordingly, the Registrant respectfully declines to modify this disclosure.

Privatizations (page 27)

49.Comment. Please remove this section. Privatizations are not Permissible Investments for the Fund.

Response. The requested changes have been made.

Code of Ethics (page 40)

50.Comment. Please consider adding disclosure here addressing the last sentence of footnote 13 of the Application regarding the Fund's Code of Ethics and Inside Information Policy.

Response. In response to this comment, the Registrant has added the following sentence at the end of the "Code of Ethics" section:

"In accordance with the Adviser's and each Subadviser's code of ethics, personnel of those entities with knowledge about the composition of an Actual Portfolio will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public."

Information About the Organization and Ownership of the Adviser and Subadviser of the Fund (page 41)

51. Comment. Please specify the subadvisory fee as a separate figure in this section.

Response. The Registrant respectfully submits that the subadvisory fees are separately disclosed in a table under the "Subadvisory Fees" subsection of the "Fund Charges and Expenses" section on page [ ] in the Statement of Additional Information. In response to the comment, the Registrant has removed the following sentence:

"~~The aggregate advisory and subadvisory fees to be paid by the Fund as a percentage~~

of the Fund's average daily net assets are [	]%.	"

Creations and Redemptions (page 48-55)

52.Comment. Confirm that the Creation and Redemption policy, and the relevant disclosure in this section, reflect the fact that the Deposit Instruments of the Fund will be the same as the Proxy Portfolio, as explained on page 13 of the Application.

Response. The Registrant confirms that the Creation and Redemption policy, and the relevant disclosure in the "Creations and Redemptions" section, reflect the fact that the Deposit Instruments of the Fund will be the same as the Proxy Portfolio, and the policy is disclosed in the "Fund Deposit" section

53.Comment. In the fourth paragraph on page 49, please explain the language "["] as rebalancing adjustments are effected from time to time by the Subadviser with a view to the investment objective of the Fund." Given that the Proxy Portfolio is rebalanced daily, please remove this language or explain why such additional adjustments would be necessary.

Response. In response to this comment, the Registrant had revised the sentence as follows:

"The identity and amount of the Deposit Securities and Cash Component (or Cash Deposit) changes pursuant to the changes in the composition of the Fund's Proxy Portfolio and as rebalancing adjustments are effected from time to time by the ~~Subadviser with a view to the investment objective of the Fund~~."

Net Asset Value (pages 56-58)

54.Comment. Please remove the last paragraph of this section as is it not relevant to this Fund given its Permissible Investments with respect to foreign securities.

Response. The requested change has been made.

Part C: Other Information

Item 28: Exhibits

55.Comment. Confirm that the Code of Ethics to be filed by amendment addresses the last sentence of footnote 13 in the application.

Response. The Registrant confirms that the Code of Ethics to be filed by amendment will address Footnote 13 in the Application.

Item 15. Financial Statements and Exhibits

56.Comment. Please file the finalized exhibits once they are available.

Response. The Registrant confirms that the finalized exhibits will be filed once they are available.

If you have any questions or require any clarification concerning the foregoing, please contact me at john.delprete@natixis.com or 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Natixis ETF Trust II

cc:Kirk D. Johnson, Esq. Michael G. Doherty, Esq. John M. Loder, Esq.